Exhibit 99.16

Solaris Intersects 626m of 0.50% CuEq From Surface in Expansion Drilling at Warintza East
and Identifies Second, Higher Grade Porphyry Center Opening Southern Extension Potential

April 3, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to report assay results from a series of holes aimed at growing mineral resources and the identification of a second, higher grade porphyry center opening up extension potential to the south at the Warintza East discovery within its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and results in Tables 1-2.

Highlights

Warintza East was discovered in July 2021, with only eight holes completed prior to the cut-off for inclusion in the Warintza Central Mineral Resource Estimate (“MRE”)¹ in April 2022. Subsequent drilling has significantly expanded the dimensions of the deposit to the north, east and south, where it remains open. Recent drilling has now validated a southern vector toward stronger soil anomalism, identifying a second porphyry center producing higher grade mineralization and opening up further expansion potential in this direction.

●	SLSE-23 was collared in the middle of the Warintza East drill grid and drilled north, returning 626m of 0.50% CuEq² from surface within a broader interval of 746m of 0.46% CuEq², expanding the footprint to the north where it remains open

●	SLSE-24 was collared at the southeastern limit of the grid and drilled southwest into an open volume, returning 156m of 0.52% CuEq² from near surface within a broader interval of 410m of 0.30% CuEq², extending mineralization to the southwest where it remains open

●	SLSE-20 was collared in the middle of the drill grid and drilled east, returning 292m of 0.45% CuEq² from surface within a broader interval of 900m of 0.30% CuEq², expanding the footprint to the east where it remains open

●	SLSE-21 was collared at the southeastern limit of the grid and drilled east, returning 198m of 0.40% CuEq² within a broader interval of 1,040m of 0.33% CuEq² from surface, extending mineralization to the east where it remains open

●	SLSE-25 was collared from a new central platform and drilled vertically with a small drill rig specifically used for infill purposes, returning 110m of 0.46% CuEq² from 32m depth within a broader interval, upgrading this area with near surface, high-grade mineralization

●	Identification of a second porphyry center in SLSE-28, with visual interpretation suggesting potential for some of the strongest grades to date at Warintza East – the new porphyry center is located south of SLSE-22, which exited a weakly mineralized dyke into stronger mineralization over its final 40m, consistent with increased grades observed from SLSE-16 in this area (192m of 0.70% CuEq² from 350m depth within a broader interval of 712m of 0.45% CuEq² - refer to press release dated January 17, 2023)

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

Mr. Jorge Fierro, Vice President, Exploration, commented: “Drilling to date confirms Warintza East as a significant porphyry deposit that adjoins Warintza Central and remains open for expansion, with a particular direction of focus to the south where extensional and step-out drilling is targeting higher grade mineralization associated with a newly identified southern porphyry center.”

Figure 1 – Plan View of Warintza East Drilling Released to Date

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)
SLSE-25		0	300	300	0.21	0.02	0.03	0.30
Including		32	142	110	0.35	0.02	0.03	0.46
SLSE-24		10	420	410	0.23	0.01	0.04	0.30
Including		18	242	224	0.33	0.02	0.06	0.43
Including		26	182	156	0.41	0.02	0.07	0.52
SLSE-23	Apr 3, 2023	0	746	746	0.36	0.02	0.04	0.46
Including		0	626	626	0.40	0.02	0.05	0.50
SLSE-22		26	1080	1054	0.18	0.01	0.03	0.24
SLSE-21		0	1040	1040	0.26	0.01	0.04	0.33
Including		92	290	198	0.33	0.01	0.04	0.40
SLSE-20		0	900	900	0.24	0.01	0.03	0.30
Including		4	296	292	0.35	0.02	0.04	0.45
SLSE-16		8	720	712	0.36	0.02	0.05	0.45
Including	Jan 17, 2023	76	184	108	0.46	0.02	0.06	0.57
Including		350	542	192	0.59	0.02	0.07	0.70

Notes to table: True widths of the mineralized zone are not known at this time.

Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-25	801489	9648125	1170	300	0	-90
SLSE-24	801684	9648074	1221	722	250	-65
SLSE-23	801485	9648192	1170	748	0	-80
SLSE-22	801453	9647971	1234	1083	165	-80
SLSE-21	801684	9648074	1221	1071	90	-82
SLSE-20	801485	9648192	1170	905	90	-65
SLSE-16	801684	9648074	1221	845	225	-45

Notes to table: The coordinates are in WGS84 17S Datum.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

Endnotes

1.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. ZTEM data quality was validated by a qualified external professional using data validation procedures under high industry standards, and the Company therefore did not deem it necessary to have such ZTEM data verified by a Qualified Person. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and optioned and owned grass-roots Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that recent drilling has now validated a southern vector toward stronger soil anomalism, identifying a second porphyry center localizing higher grade mineralization and opening up further expansion potential in this direction, identification of a second porphyry center in SLSE-28, with visual interpretation suggesting potential for some of the strongest grades to date at Warintza East – the new porphyry center is located south of SLSE-22, which exited a weakly mineralized dyke into stronger mineralization over its final 40m, consistent with increased grades observed from SLSE-16 in this area, and drilling to date confirms Warintza East as a significant porphyry deposit that adjoins Warintza Central and remains open for expansion, with a particular direction of focus to the south where extensional and step-out drilling is targeting higher grade mineralization associated with a newly identified southern porphyry center. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

5